Exhibit 99.1

Alterity Therapeutics to Host Virtual KOL Event to Share New Insights on

ATH434 for the Treatment of Multiple System Atrophy

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 15 April 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that it will host a virtual key opinion leader (KOL) event featuring Roy Freeman, MD (Harvard Medical School, Beth Israel Deaconess Medical Center) and Daniel Claassen, MD, MS (Vanderbilt University Medical Center), alongside David Stamler, MD, (CEO, Alterity Therapeutics), to discuss the significant unmet need and current treatment landscape in Multiple System Atrophy (MSA), a rare, rapidly progressive neurodegenerative disease with no approved treatment.

Event Highlights to Include:

●	ATH434 Overview: Alterity’s lead candidate and a potential first-in-class, disease-modifying therapy for MSA
●	MSA Background: Disease overview and review of therapeutic options
●	Phase 2 Program: Review Phase 2 data, including new insights and analyses
●	Phase 3 Planning: High level overview of the planned Phase 3 program

Webcast details:

United States Participants:

Date:	Tuesday, 28 April 2026
Time:	10:00 a.m. Pacific Time
1:00 p.m. Eastern Time

Australia Participants:

Date:	Wednesday, 29 April 2026
Time:	3:00 a.m. AEST (Sydney/Melbourne)

Registration and Replay Information:

You are required to register in advance for the webcast by clicking here. For those unable to attend live, a replay will be available on the same link by clicking here. The webcast recording will also be available on the Events and Presentation page of the Company’s website here.

Key Opinion Leader Biographies

Roy Freeman, MD is Professor of Neurology at the Harvard Medical School and director of the Center for Autonomic and Peripheral Nerve Disorders in the Department of Neurology at Beth Israel Deaconess Medical Center in Boston, Massachusetts. His research and clinical interests are the physiology and pathophysiology of the small nerve fibers and the autonomic nervous system. His research encompasses the neurological complications of diabetes; neuropathic pain; the autonomic complications of Parkinson’s disease and multiple system atrophy; and the diagnosis and treatment of autonomic and peripheral nervous system disorders. He has a special interest in clinical trial design in neuropathic pain in diabetic peripheral neuropathy and other peripheral nerve disorders. He has been principal investigator on many neuropathic pain clinical trials. He is the principal investigator on National Institutes of Health-funded studies on the neurological complications of diabetes and biomarker development in alpha-synucleinopathies. Dr. Freeman is also chairman of the World Federation of Neurology research group on the autonomic nervous system. He serves on the Executive Committee and the Steering Committee of the Analgesic, Anesthetic, and Addiction Clinical Trial Translations, Innovations, Opportunities, and Networks (ACTTION), a public-private partnership with the United States FDA. He is Editor-in-Chief of Autonomic Neuroscience: Basic and Clinical and on the editorial boards of The Clinical Journal of Pain, Pain: Clinical Updates and Clinical Autonomic

Daniel Claassen, MD, MS is a board-certified neurologist and internationally recognized expert in neurodegenerative diseases, with more than two decades of clinical and translational research in movement disorders and cognitive and behavioral neurology. He has authored hundreds of peer-reviewed publications and secured sustained competitive grant funding from agencies including the National Institutes of Health, the U.S. Department of Defense, and numerous foundations. Dr. Claassen is a sought-after investigator and collaborator in translational neuroscience and has served as principal investigator on numerous clinical trials, working across academic medical centers and industry partnerships to advance new therapies for neurodegenerative disorders. Dr. Daniel Claassen is Professor of Neurology at Vanderbilt University Medical Center, where he previously served as Chief of the Division of Behavioral and Cognitive Neurology. A specialist in movement disorders and cognitive neuroscience, he focuses on the diagnosis, treatment, and study of neurodegenerative disease, with a particular emphasis on MSA. His research program spans clinical trials, translational neuroscience, and biomarker discovery. In addition to leading multiple therapeutic studies and directing a laboratory investigating the biological mechanisms of neurodegeneration through advanced neuroimaging, cognitive neuroscience, and patient-derived biomarkers, Dr. Claassen also serves as Chief Executive Officer of the Huntington's Study Group, where he oversees international research initiatives and organizational strategy to accelerate therapy development, and as Chief Medical Advisor to Alterity Therapeutics.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors:

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.